May 17, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington DC 20549

Attn:	Craig H. Arakawa

Re:	SunSi Energies Inc.
Form 10-K for Fiscal Year Ended May 31, 2010
Filed August 30, 2010
Amendment No. 2 to Form 10-K for Fiscal Year Ended May 31, 2010
Filed May 3, 2011
File No. 0-54312

Dear Mr. Arakawa:

This letter sets forth the responses of SunSi Energies Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 13, 2011.

Form 10-K for the Fiscal Year Ended May 31, 2010 Filed August 30, 2010

Executive Compensation, page 17

1.
Our next Annual Report shall contain the agreements entered into with our Director of Business Development and Chief Financial Officer (and now CEO) for compensation of $60,000 per year plus documented out of pocket business expenses.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended May 31, 2010 Filed May 3, 2011

Exhibits

2.	Our future amended filings shall contain the complete text of each item in its exhibit index.

Sincerely,

/s/ David Natan
David Natan
Chief Executive Officer
SunSi Energies Inc.